ACCESS MIDSTREAM PARTNERS, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

(877) 413-1023

December 22, 2014

Via Edgar

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Response to SEC Staff Comments Regarding Registration Statement on Form S-4 of Access Midstream Partners, L.P., File No. 333-200380, sent by a letter dated December 17, 2014

Dear Ms. Ransom:

On behalf of Williams Partners L.P. (“Williams Partners”), Williams Partners GP LLC (the “WPZ General Partner”), Access Midstream Partners, L.P. (“ACMP”), and Access Midstream Partners GP, L.L.C. (the “ACMP General Partner) (each, a “Company” and collectively, the “Companies,” “we,” “our” or “us”), this letter responds to your letter, dated December 17, 2014 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Each response of the Companies is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter, which appears in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. We have provided under separate cover a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) for your convenience, and Amendment No. 1 is being filed today by electronic submission.

Background of the Merger, page 38

1.	Please tell us what consideration you gave to disclosing whether the ACMP Conflicts Committee sought strategic alternatives while considering the proposed merger agreement from Williams Partners.

We considered disclosure regarding whether the ACMP Conflicts Committee sought strategic alternatives while considering the proposed merger agreement from Williams

Ms. Mara L. Ransom

Securities and Exchange Commission

December 22, 2014

Partners and determined such disclosure was appropriate. We direct the Staff’s attention to the disclosure on page 73 of each of the Registration Statement and Amendment No. 1 under the heading “Reasons for the ACMP Conflicts Committee’s Recommendation” with respect to the ACMP Conflicts Committee’s consideration of other potential business combinations in connection with its evaluation of the proposed merger with Williams Partners. As disclosed in the Registration Statement, The Williams Companies, Inc. (“Williams”) indicated that it was interested only in a business combination of ACMP and Williams Partners and that it was not interested in disposing of its controlling interest in Williams Partners or ACMP to a third party. Because of this, and because Williams controls ACMP, the ACMP Conflicts Committee considered it unrealistic to expect or pursue a similar transaction with an entity other than Williams Partners.

The Merger Agreement, page 88

2.	We note your cautionary statements concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement’s representations and warranties constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put such information into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. Further, please clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

We acknowledge the comment and have revised the disclosure related to the representations and warranties in the merger agreement to remove the statements that implied that the disclosure regarding the representations and warranties contained in the merger agreement do not constitute disclosure under the federal securities laws and to clarify that Williams Partners and ACMP will provide additional disclosure in their public reports to the extent they become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required by the federal securities laws.

Ms. Mara L. Ransom

Securities and Exchange Commission

December 22, 2014

Exhibit 5.1

3.	Please reconcile the number of units covered by counsel’s opinion, 138,877,756, with the number of units covered by the registration statement, 138,877,929.

A revised opinion from Latham & Watkins LLP reflecting the correct number of registered units has been filed as Exhibit 5.1 to Amendment No. 1.

****

Ms. Mara L. Ransom

Securities and Exchange Commission

December 22, 2014

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 573-0454 or Robyn Zolman of Gibson, Dunn & Crutcher LLP at (303) 298-5740.

Sincerely,

/s/ William Gault
William Gault

cc:	Craig L. Rainey, General Counsel, Williams Partners GP LLC
Steven K. Talley & Robyn E. Zolman, Gibson, Dunn & Crutcher LLP
Joshua Davidson & Tull R. Florey, Baker Botts L.L.P
Gregory W. Ladner & Srinivas M. Raju, Richards, Layton & Finger, P.A.
Ryan J. Maierson, Latham & Watkins LLP
Dietrich King, Securities and Exchange Commission
Daniel Porco, Securities and Exchange Commission